SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company)

NCI, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.019 par value per share	Class B Common Stock, $0.019 par value per share
(Title or Class of Securities)	(Title or Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Michele R. Cappello

General Counsel and Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190-4764

(703) 707-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Deyan Spiridonov, Esq.

Paul Hastings LLP

4747 Executive Drive, Twelfth Floor

San Diego, California 92121

(858) 458-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed on July 17, 2017 with the Securities and Exchange Commission by NCI, Inc., a Delaware corporation (the “Company”), relating to the tender offer made by Cloud Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company, to acquire all of the outstanding shares of NCI’s Class A common stock, par value $0.019 per share (the “Class A Shares”), and NCI’s Class B common stock, par value $0.019 per share (the “Class B Shares”, together with the Class A Shares, the “Shares”), at a price of $20.00 per Share, without interest, and subject to deduction for any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated July 17, 2017, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9, as previously amended, remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 5. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Cautionary Note Regarding Forward-Looking Statements,” as set forth below:

“Expiration of the Offer

The Offer expired at 12:00 a.m. midnight, New York City time, at the end of the day on Friday, August 11, 2017, as scheduled and was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), advised Parent and Purchaser that, as of the Expiration Time, a total of 11,924,366 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 82.0% of the voting power of the Shares outstanding on a fully-diluted basis (assuming that the Class B Shares converted to Class A Shares upon consummation of the Offer, the exercise of all options and the vesting of all restricted stock awards). The Depositary also advised Parent and Purchaser that it has received Notices of Guaranteed Delivery with respect to 222,752 additional Shares, representing approximately 1.5% of the voting power of the Shares outstanding on a fully-diluted basis (assuming that the Class B Shares converted to Class A Shares upon consummation of the Offer, the exercise of all options and the vesting of all restricted stock awards).

Promptly following consummation of the Offer, Parent and Purchaser intend to complete the acquisition of the Company through the Merger without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then issued and outstanding (other than Shares owned by Parent, Purchaser, NCI or any direct or indirect subsidiary of Parent or NCI, or Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to deduction for any required withholding of taxes. All Shares that are converted into the right to receive the Offer Price will be canceled and will cease to exist. The Company will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of Parent.

On August 14, 2017, the Company and HIG issued a joint press release announcing the expiration and results of the Offer and the expected consummation of the Merger. A copy of the joint press release is filed as Exhibit (a)(5)(I) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(I)	Press Release issued by HIG dated August 14, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NCI, Inc.

Dated: August 14, 2017	By:	/s/ Paul A. Dillahay
	Name:	Paul A. Dillahay
	Title:	Chief Executive Officer and President